Exhibit 8.1

Significant Subsidiaries of Silicon Motion Technology Corporation

Name of Entity	Jurisdiction of Incorporation
Silicon Motion, Inc.	Taiwan
Silicon Motion (MCO) Ltd*.	Macau
Silicon Motion Technology (HK) Ltd.	Hong Kong

*	Liquidated in December 2020.